06012742

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

11 April 2005

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SEC MAIL PROCESSING SECTION RECEIVED APR 20 2006 WASH. D.C. 152

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of March, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

PROCESSED
APR 25 2006 E
THOMSON FINANCIAL

Attachments

Exhibit Index on Page 2

dlw 4/24

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 March to 31 March 2006.

Doc Date	Headline	Pages
03/09/06	Appendix 3B	9
03/06/06	Appendix 4D – Half Yearly Report	27
03/17/06	Section 708A(5) Notice	2
03/22/06	Release of Escrow	2

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**09/03/06**
Document Ref:	**282**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

9 March 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Please see attached an Appendix 3B in relation to the issue of 6,250,000 Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,250,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue pursuant to placement to acquire a stake in Spectrum San Diego Inc. and to raise working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 March 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
321,002,361** *(** 12,833,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 9 March 2006

Print name: Darren Bromley

Appendix 4D
Half yearly report
31 December 2005

QRSciences Holdings Limited ABN 27 009 259 876

Results for announcement to the market
Extracts from this report for announcement to the market. $A'000

Revenues from ordinary activities	Up	242%	to	1,248
(Loss) from ordinary activities after tax attributable to members	Down	24%	to	(2,936)
Net (Loss) for the period attributable to members	Down	24%	to	(2,936)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend: No dividend has been declared or paid.

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

Refer attached Half Year financial report

Net Tangible Assets Backing	Current period	Previous corresponding Period
Net tangible asset backing per +ordinary security	1¢	2¢

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2005
ABN 27 009 259 876

QRSciences

Holdings Limited
and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS

Mr Kevin Russeth
Mr Gary Pennefather
Mr Simon Bedford
Dr Timothy Rayner
Mr Norman Shanks (Non- executive)
Mr Joseph Paresi (Non- executive)

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Darren Bromley

BANKERS

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth Western Australia 6000

REGISTERED OFFICE

8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 9320 4999
Facsimile: +61 9220 4900

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

WEBSITES

www.qrsholdings.com

www.qrsciences.com

ASX CODE

QRS - Ordinary Shares
QRSHY.PK - U.S. ADR's

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

Directors' report

Your Directors present their report together with the financial report of QRSciences Holdings Limited and its controlled entities ("QRSciences" or "the Group") for the half-year ended 31 December 2005 and the Independent Review Report thereon.

Directors

The names of Directors who held office during or since the end of the half year:

Mr Kevin Lee Russeth	(Executive Chairman)
Mr Simon Peter Bedford	
Mr Gary Bruce Pennefather	
Dr Timothy Rayner	(Appointed 8 July 2005)
Mr Norman Shanks	(Appointed 22 August 2005)
Mr Joseph Paresi	(Appointed 8 September 2005)

Unless otherwise indicated, all Directors held their position as a Director throughout the entire half year and up to the date of this report.

Results from Operations

The consolidated operating loss of the economic entity after eliminating outside interests amounted to $2,936,444.

Review of Operations and Principle Activities

QRSciences Holdings Limited through its wholly owned subsidiaries develop, design and sell advanced technology.

The principal activity of the economic entity is management of its 100% owned subsidiary QRSciences Pty Ltd and U.S. based subsidiary QRSciences Corporation.

The Company's primary focus is concentrated on commercialising two patented magnetic sensing applications that it has developed. Quadrupole Resonance (QR) is one of those technologies. QR is a substance detection technology that probes a target using radio waves to identify unique atomic characteristics of molecules through a signal response measurement. The process positively identifies the chemical fingerprint that has been targeted.

QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Equity Working Capital Facility

On 22 September 2005, the Company accepted a $5 million working capital facility (Facility) from The At Call Equity Fund (ACE Fund).The ACE Fund is based in Melbourne, Australia.

The Facility will provide a working capital reserve for QRSciences to assist with business development and the implementation of the Company's strategy and product launches both in Australia and overseas.

Launch of QXR1000

In September 2005, QRSciences announced the QXR1000 (a device manufactured and distributed by Rapiscan Security Systems and embedded with QRSciences technology) was available for sale.

The QXR1000, incorporating Rapiscan's X-ray system and QRSciences' proprietary hardware and software developed in Australia over the past several years, was presented before the United States House Committee on Homeland Security by development and manufacturing partner OSI Systems (OSIS:NASDAQ).

Pilot Program with Gilardoni in Italy

In October 2005, QRSciences announced that it was commencing a pilot program of combined QR & X-ray systems with Gilardoni SPA at an undisclosed primary airport in Italy.

Gilardoni is the dominant supplier of X-ray equipment for security purposes in Italy and supplies X-ray, components for X-ray and ultrasound equipment to an established client base throughout Europe, Asia and South America.

Working Trial with the Singaporean Immigration and Checkpoint Authority

In October, the Company commenced a working trial with the Singaporean Immigration and Checkpoint Authority taking place at a major checkpoint used by more than 100,000 people daily. QRSciences entered commercial discussions with Arrowcrest Technologies Pty Ltd and Singapore Technologies Electronics (ST Electronics) teaming with both parties to co-ordinate the trial of the T3-03 Explosive Detection System.

Technology Unveiled at Parliament House, Canberra

In December 2005, QRSciences' technology was unveiled for the Australian Government at Parliament House in Canberra. Two products were demonstrated, Rapiscan's QXR1000 and QRSciences' proprietary T3-03.

Singapore Stock Exchange (SGX)

The Company's shares commenced trading through the SGX-ASX linkage on the Singapore Stock Exchange (SGX) in late November 2005.

After Balance Date Events

Advanced Metal Detection Technology (AMDS)

QRSciences announced the development of an advanced metal detection technology (AMDS). The Company has contracted with Australian Customs Service for work on an advanced weapon detection system for international mail and package inspection.

The Company anticipates that the project, associated government sales and commercial sales will bring at least $2.5 m in revenue to the Company over the next eighteen months. The system is a new revenue stream for the Company. In addition to selling in a stand-alone capacity the device will also enhance the existing QR product range.

QRSciences' Advanced Metal Detection System is capable of detecting metal shapes and metal characteristics in scanned objects. The technology has immediate applications in weapons and improvised explosive device (IED) detection for baggage, cargo, personnel and shoe screening and landmine detection. Other possible applications include industrial process control, covert personnel screening and improved location and inspection of buried objects. Weapon and weapon components have characteristics that are different from other metallic items normally found in cargo, mail and baggage. The AMDS device has a unique ability to discern these differences.

Option to Purchase 14 Quadrupole Resonance (QR) patent families

In February 2006, the Company took a major step in an effort to build upon its core asset by acquiring an option to purchase 14 patent families linked to the emerging technology Quadrupole Resonance (QR). The acquisition of the patents will position QRSciences to become a toll-booth for QR commercialisation efforts in several key markets around the world, including the United States, Canada, Israel, the United Kingdom, Western Europe, Australia and parts of Asia.

The option agreement is with BTG International Limited (LSE: BGC), a London-based medical innovations Company and QRSciences' third largest shareholder. Under the agreement with BTG, QRSciences has made a payment of US $0.5 million and the option can be exercised over a period of 90 days. Following the acquisition of the patents QRS would become the owner of the world's largest and most comprehensive IP portfolio in the field of QR.

Placement of 68.75 Million Fully Paid Ordinary Shares

In February 2006, the Company finalised a placement of 68.75 million fully paid ordinary shares to raise $5.5 million. The shares were issued at a price of 8 cents per share to a range of sophisticated and other wholesale investors. The funds raised will be used for the Company's investment in US-based Spectrum San Diego Inc. (as announced to ASX on 28 October 2005) and for general working capital purposes.

Acquisition of up to 27.4% of Spectrum San Diego Incorporated

On 21 February 2006, the Company announced that, through its wholly-owned subsidiary QRSciences Corporation, it had finalised a transaction for the acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum).

Terms of the agreement include the acquisition of preferred Spectrum stock for a combined cash and equity payment of US$2.6 million (of which an amount of US$916,000 has since been paid) with an option to buy all the outstanding common stock on or before February 18, 2009.

Spectrum is based in San Diego, California and specializes in the design and commercialisation of electronic imaging and instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras. The group has expertise in X-ray physics, digital signal processing, X-ray sources and detectors, analogue and digital electronics and system integration.

Adoption of Australian Equivalents to IFRS

This interim financial report has been prepared under Australian equivalents to IFRS. A reconciliation of differences between previous GAAP and Australian equivalents to IFRS has been included in Note 2 of this report.

Auditor's Declaration

The lead auditor's independence declaration under section 307C of the *Corporations Act 2001* is set out on page 6 for the half year ended 31 December 2005.

This report is signed in accordance with a resolution of the Board of Directors.

Mr Kevin Lee Russeth

Director

Dated this 16th day of March 2006

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2005 there has been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review, and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

Neil Pace
Partner

Moore Stephens
Chartered Accountants

Dated this 16th day of March 2006 in Perth, Western Australia.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT
for the half year ended 31 December 2005

	Note	Economic Entity	
		31 December 2005 $	31 December 2004 $
Revenues from ordinary activities	3	1,248,217	365,085
Materials and consumables used		(355,227)	(393,298)
Employee benefits expense		(2,025,892)	(2,471,820)
Consulting expenses		(477,088)	(458,262)
Travel expense		(290,234)	(207,335)
Legal expenses		(223,987)	(988,853)
Rental expenses		(141,305)	(48,218)
Directors Fees		(101,638)	(278,781)
Patent Costs		(91,886)	(258,147)
Depreciation and amortisation expense		(71,868)	(41,683)
License Fees		(1,226)	(261,459)
Insurance Costs		(71,205)	(33,510)
ASX/ASIC & Share Registry Fees		(29,000)	(40,917)
Other expenses from ordinary activities		(304,105)	(230,286)
Loss before income tax		(2,936,444)	(5,347,484)
Income tax expense		-	-
Loss after income tax expense		(2,936,444)	(5,347,484)
Loss attributable to outside equity interests		-	(1,480,786)
Loss attributable to members of the parent entity		(2,936,444)	(3,866,698)
Total changes in equity other than those resulting from transactions with owners as owners		(2,936,444)	(3,866,698))
Basic earnings per share (cents per share)		-0.0134	-0.0243¢
Diluted earnings per share (cents per share)		-0.0099	-0.0193¢

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET
as at 31 December 2005

	Note	Economic Entity	
		31 December 2005 $	30 June 2005 $
CURRENT ASSETS			
Cash assets		1,201,948	4,015,783
Prepayments		95,926	19,112
Receivables		290,980	285,437
TOTAL CURRENT ASSETS		1,588,854	4,320,332
NON-CURRENT ASSETS			
Receivables			-
Intellectual Property		27,184,330	27,184,330
Other financial assets		527,506	527,506
Property, plant and equipment		273,301	293,378
Other		4	4
TOTAL NON-CURRENT ASSETS		27,985,141	28,005,218
TOTAL ASSETS		29,573,995	32,325,550
CURRENT LIABILITIES			
Payables		291,426	618,176
Interest-bearing liabilities			-
Provisions		633,863	262,608
TOTAL CURRENT LIABILITIES		925,289	880,784
NON-CURRENT LIABILITIES			
Other		-	-
TOTAL NON-CURRENT LIABILITIES		-	-
TOTAL LIABILITIES		925,289	880,784
NET ASSETS		28,648,706	31,444,766
EQUITY			
Contributed equity		44,014,470	43,874,085
Reserves		-	-
Retained Profit / (losses)		(15,365,764)	(12,429,319)
Parent entity interest		28,648,706	31,444,766
Outside equity interest			
TOTAL EQUITY		28,648,706	31,444,766

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the half year ended 31 December 2005

	Note	Share Capital Ordinary $000	Retained Profits $000	Asset Revaluation $000	Total $000
Balance at *1.7.2004*		30,028,591	(6,319,847)	-	23,708,744
Shares issued during the half year		7,129,360	-	-	7,129,360
Loss attributable to members of parent entity		-	(3,866,698)	-	(3,866,698)
Loss attributable to minority shareholders		-	-	-	-
Sub-total		37,157,951	(10,186,545)	-	26,971,405
Dividends paid or provided for		-	-	-	-
Balance at *31.12.2004*		37,157,951	(10,186,545)	-	26,971,405
Balance at *1.7.2005*		43,874,085	(12,429,319)	-	31,444,766
Shares issued during the year		140,385		-	140,385
Loss attributable to members of parent entity			(2,936,444)	-	(2,936,444)
Loss attributable to minority shareholders		-	-	-	-
Revaluation increment		-	-	-	-
Sub-total		44,014,470	(15,365,764)	-	28,648,706
Dividends paid or provided for		-	-	-	-
Balance at *31.12.2005*		44,014,470	(15,365,764)	-	28,648,706

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS
for the half year ended 31 December 2005

	Note	Economic Entity	
		31 December 2005 $	31 December 2004 $
Receipts from customers		33,888	414,061
Payments to suppliers and employees		(4,287,442)	(4,276,921)
Interest received		84,983	72,738
Borrowing costs		-	-
Interest paid		(951)	-
Grant Receipts		974,969	-
Legal Costs Recovery		214,795	-
Net cash provided by (used in) operating activities		(2,979,758)	(3,790,122)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for investment in controlled entities		-	-
Purchase of property, plant and equipment		(20,077)	(15,773)
Purchase of investments		-	-
Loans to controlled entities		-	-
Net cash provided by (used in) investing activities		(20,077)	(15,773)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		186,000	5,985,361
Repayment of borrowings		-	-
Proceeds from borrowings		-	-
Net cash provided by (used in) financing activities		186,000	5,985,361
Net increase/(Decrease) in cash held		(2,813,835)	2,179,466
Cash at 1 July 2005		4,015,783	2,704,637
Cash at 31 Dec 2005		1,201,948	4,884,103

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2005 and any public announcements made by QRSciences Holdings Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

As this is the first interim financial report prepared under Australian equivalents to IFRS, the accounting policies applied are inconsistent with those applied in the 2005 annual report as this report was presented under previous Australian GAAP. Accordingly, a summary of the significant accounting policies under Australian equivalents to IFRS has been included below. A reconciliation of equity and profit and loss between previous GAAP and Australian equivalents to IFRS has been prepared per Note 2.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

(a) Principles of Consolidation

A controlled entity is any entity controlled by QRSciences Holdings Limited whereby QRSciences Holdings Limited has the power to control the financial and operating policies of an entity so as to obtain benefits from its activities.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

NOTE 1: BASIS OF PREPARATION

(c) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Plant and equipment	5-33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(d) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(e) Intangibles

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development

Research and development costs are charged to loss from ordinary activities before income tax as incurred .

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

Intellectual Property

Intellectual property consists of patents, licences and other technical know how and is included in the consolidated balance sheet at the cost of acquisition. Cost of acquisition comprises the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Equity instruments issued as consideration were recorded as at their market price at the date of acquisition which is considered to equate to fair value. The carrying amount of intellectual property is reviewed periodically by the Directors for impairment.

An external consultant was engaged during the half year to assess the carrying value of the Company's intellectual property in accordance with applicable accounting standards and concluded that there was no impairment as at 31 December 2005.

(f) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.
- Income and expenses are translated at average exchange rates for the period.
- Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

(g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(h) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

(i) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-borrowings in current liabilities on the balance sheet.

(j) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(k) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

(l) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

(m) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of Equity at 1 July 2004	Note	Economic Entity		
		Previous GAAP at 1 July 2004 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian equivalents to IFRS at 1 July 2004 $
CURRENT ASSETS				
Cash assets		2,704,637	-	2,704,637
Prepayments		19,852	-	19,852
Receivables		515,431	-	515,431
TOTAL CURRENT ASSETS		3,239,920	-	3,239,920
NON-CURRENT ASSETS				
Receivables		-	-	-
Intellectual Property		29,538,170	-	29,538,170
Other financial assets		527,506	-	527,506
Property, plant and equipment		313,133	-	313,133
Other		4	-	4
TOTAL NON-CURRENT ASSETS		30,378,813	-	30,378,813
TOTAL ASSETS		33,618,733	-	33,618,733
CURRENT LIABILITIES				
Payables		1,153,896	-	1,153,896
Interest-bearing liabilities		-	-	-
Provisions		208,807	-	208,807
TOTAL CURRENT LIABILITIES		1,362,703	-	1,362,703
NON-CURRENT LIABILITIES				
Other		-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		1,362,703	-	1,362,703
NET ASSETS		32,256,030	-	32,256,030
EQUITY				
Contributed equity		30,028,591	-	30,028,591
Reserves		-	-	-
Retained Profit / (losses)		(6,319,847)	-	(6,319,847)
Parent entity interest		23,708,744	-	23,708,744
Outside equity interest		8,547,286	-	8,547,286
TOTAL EQUITY		32,256,030	-	32,256,030

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of Equity at 31 December 2004	Note	Economic Entity Previous GAAP at 31 December 2004 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian equivalents to IFRS at 31 December 2004 $
CURRENT ASSETS				
Cash assets		4,884,103	-	4,884,103
Prepayments		-	-	-
Receivables		412,365	-	412,365
TOTAL CURRENT ASSETS		5,296,468	-	5,296,468
NON-CURRENT ASSETS				
Receivables		-	-	-
Intellectual Property		29,538,170	-	29,538,170
Other financial assets		527,506	-	527,506
Property, plant and equipment		287,223	-	287,223
Other		4	-	4
TOTAL NON-CURRENT ASSETS		30,352,903	-	30,352,903
TOTAL ASSETS		35,649,371	-	35,649,371
CURRENT LIABILITIES				
Payables		1,423,421	-	1,423,421
Interest-bearing liabilities		-	-	-
Provisions		188,045	-	188,045
TOTAL CURRENT LIABILITIES		1,611,466	-	1,611,466
NON-CURRENT LIABILITIES				
Other		-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		1,611,466	-	1,611,466
NET ASSETS		34,037,905	-	34,037,905
EQUITY				
Contributed equity	2(a)	36,013,952	1,143,999	37,157,951
Reserves			-	
Retained Profit / (losses)	2(a)	(9,042,547)	(1,143,999)	(10,186,546)
Parent entity interest		26,971,405	-	26,971,405
Outside equity interest		7,066,500	-	7,066,500
TOTAL EQUITY		34,037,905	-	34,037,905

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of Equity at 30 June 2005	Note	Economic Entity		
		Previous GAAP at 30 June 2005 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian equivalents to IFRS at 30 June 2005 $
CURRENT ASSETS				
Cash assets		4,015,783	-	4,015,783
Prepayments		19,112	-	19,112
Receivables		285,437	-	285,437
TOTAL CURRENT ASSETS		4,320,332	-	4,320,332
NON-CURRENT ASSETS				
Receivables		-	-	-
Intellectual Property		27,184,330	-	27,184,330
Other financial assets		527,506	-	527,506
Property, plant and equipment		293,378	-	293,378
Other		4	-	4
TOTAL NON-CURRENT ASSETS		28,005,218	-	28,005,218
TOTAL ASSETS		32,325,550	-	32,325,550
CURRENT LIABILITIES				
Payables		618,176	-	618,176
Interest-bearing liabilities		-	-	-
Provisions		262,608	-	262,608
TOTAL CURRENT LIABILITIES		880,784	-	880,784
NON-CURRENT LIABILITIES				
Other		-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		880,784	-	880,784
NET ASSETS		31,444,766	-	31,444,766
EQUITY				
Contributed equity	2(a)	42,730,086	1,143,999	43,874,085
Reserves		-	-	-
Retained Profit / (losses)	2(a)	(11,285,320)	(1,143,999)	(12,429,319)
Parent entity interest		31,444,766	-	31,444,766
Outside equity interest			-	
TOTAL EQUITY		31,444,766	-	31,444,766

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of Profit or Loss for the half-year 31 December 2004	Note	Previous GAAP $	Effect of transition to Australian equivalents to IFRS $	Australian equivalents to IFRS $
Revenues from ordinary activities		365,085	-	365,085
Materials and consumables used		(393,298)	-	(393,298)
Employee benefits expense	2(a)	(1,327,821)	(1,143,999)	(2,471,820)
Consulting expenses		(458,262)	-	(458,262)
Travel expense		(207,335)	-	(207,335)
Legal expenses		(988,853)	-	(988,853)
Rental expenses		(48,218)	-	(48,218)
Directors Fees		(278,781)	-	(278,781)
Patent Costs		(258,147)	-	(258,147)
Depreciation and amortisation expense		(41,683)	-	(41,683)
License Fees		(261,459)	-	(261,459)
Insurance Costs		(33,510)	-	(33,510)
ASX/ASIC & Share Registry Fees		(40,917)	-	(40,917)
Other expenses from ordinary activities		(230,286)	-	(230,286)
Loss before income tax		(4,203,485)	(1,143,999)	(5,347,998)
Income tax expense		-	-	-
Loss after income tax expense		(4,203,485)	(1,143,999)	(5,347,998)
Loss attributable to outside equity interests		(1,480,786)	-	(1,480,786)
Loss attributable to members of the parent entity		(2,722,699)	(1,143,999)	(3,866,698)
Total changes in equity other than those resulting from transactions with owners as owners		(2,722,699)	(1,143,999)	(3,866,698)

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of Profit or Loss for the - year 30 June 2005	Note	Previous GAAP $	Effect of transition to Australian equivalents to IFRS $	Australian equivalents to IFRS $
Revenues from ordinary activities		2,257,257	-	2,257,257
Raw materials and consumables used		(830,082)	-	(830,082)
Employee benefits expense	2(a)	(3,127,583)	(1,143,999)	(4,271,582)
Depreciation and amortisation expense		(123,115)	-	(123,115)
Rental Expense		(107,182)	-	(107,182)
Consulting Expense		(1,180,633)	-	(1,180,633)
Travel Expense		(348,677)	-	(348,677)
License Fees		(272,410)	-	(272,410)
Legal Expense		(1,264,575)	-	(1,264,575)
Patent Costs		(335,465)	-	(335,465)
Insurance Expense		(86,036)	-	(86,036)
Directors Fees		(432,712)	-	(432,712)
ASX / ASIC & Share Register Fees		(70,887)	-	(70,887)
Other expenses from ordinary activities		(524,159)	-	(524,159)
Profit from ordinary activities before income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Income tax expense relating to ordinary activities		-	-	-
Profit (loss) from ordinary activities after related income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-
Net profit (loss)		(6,446,259)	(1,143,999)	(7,590,258)
Net profit (loss) attributable to outside equity interests		1,480,786	-	1,480,786
Net profit attributable to members of the parent entity		(4,965,473)	(1,143,999)	(6,109,472)
Total changes in equity other than those resulting from transactions with owners as owners		(4,965,473)	(1,143,999)	(6,109,472)

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 2 FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) For the financial year ended 30 June 2005, employee benefits expenses increased by $1,143,999 in both the consolidated entity and the Company representing the share-based remuneration expense for the period. Similarly, Share Capital has also increased in the both the consolidated entity and the Company by $1,143,999.

	Economic Entity	
	31 December 2005 $	31 December 2004 $

NOTE 3 OPERATING REVENUE

Operating Activities:

	31 December 2005 $	31 December 2004 $
Interest received	84,983	72,738
Trading income	948,439	291,143
Other revenue	214,795	1,204
Total Revenue	1,248,217	365,085

NOTE 4 OPERATING PROFIT BEFORE INCOME TAX

Operating profit has been arrived at after including:
Income

	31 December 2005 $	31 December 2004 $
Sales revenue	948,439	291,143
Interest received/receivable from Other entities	84,983	72,738
	1,033,422	363,881

Expenses

	31 December 2005 $	31 December 2004 $
Borrowing costs paid/due and payable to:		
— Other persons	-	-
Depreciation of property, plant and equipment	71,868	41,683
Total amount charged for depreciation, Amortisation or diminution in value of assets	71,868	41,683
Auditors remuneration	10,400	10,400
Lease rental expenses — operating leases	141,305	48,218

NOTE 5 SEGMENT INFORMATION

The economic entity operates as an investment development capitalist in the geographical area of Australia.

NOTE 6 CONTINGENT LIABILITIES

Contingent Liability of controlled entity QRSciences Pty Ltd

QRSciences Pty Limited licenses a portfolio of patents from BTG International Limited. The license is currently exclusive and has no contingent liability associated with it provided that QRSciences exercises its option to purchase the 14 patent families by the option expiry date of March 31, 2006.

If the option expires the license with BTG continues in force in each country where BTG have lodged patents until all of the patents of that country have expired and includes termination provisions which are customary in a contract of this nature. The agreement carries with it an obligation for minimum guaranteed annual royalty payments. The 2005 royalty payment in the amount of £150,000 is due if QRSciences declines to exercise its option to purchase the patent portfolio. The year 2006 royalty payment due will be £200,000 if QRSciences declines to exercise its option to purchase the patent portfolio. In addition, QRSciences may be responsible for additional royalty payment to BTG in certain territories dictated by quantity of sales. These amounts are payable if QRSciences declines to exercise its option to purchase 14 patent families from BTG. In exercising its option to purchase the 14 patent families under terms which are commercially sensitive, this contingent liability will be extinguished.

There are no other material contingent liabilities existing at balance date or at the date of completion of these financial statements.

NOTE 7 EVENTS SUBSEQUENT TO REPORTING DATE

Advanced Metal Detection Technology (AMDS)

QRSciences announced the development of an advanced metal detection technology (AMDS). The Company has contracted with Australian Customs Service for work on an advanced weapon detection system for international mail and package inspection.

The Company anticipates that the project, associated government sales and commercial sales will bring at least $ 2.5 m in revenue to the Company over the next eighteen months. The system is a new revenue stream for the Company. In addition to selling in a stand-alone capacity the device will also enhance the existing QR product range.

QRSciences' Advanced Metal Detection System is capable of detecting metal shapes and metal characteristics in scanned objects. The technology has immediate applications in weapons and improvised explosive device (IED) detection for baggage, cargo, personnel and shoe screening and landmine detection. Other possible applications include industrial process control, covert personnel screening and improved location and inspection of buried objects. Weapon and weapon components have characteristics that are different from other metallic items normally found in cargo, mail and baggage. The AMDS device has a unique ability to discern these differences.

Option to Purchase 14 Quadrupole Resonance (QR) patent families

In February 2006, the Company took a major step in an effort to build upon its core asset by acquiring an option to purchase 14 patent families linked to the emerging technology Quadrupole Resonance (QR). The acquisition of the patents will position QRSciences to become a toll-booth for QR commercialisation efforts in several key markets around the world, including the United States, Canada, Israel, the United Kingdom, Western Europe, Australia and parts of Asia.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

The option agreement is with BTG International Limited (LSE: BGC), a London-based medical innovations Company and QRSciences' third largest shareholder. Under the agreement with BTG, QRSciences has made a payment of US $0.5 million and the option can be exercised over a period of 90 days. Following the acquisition of the patents QRS would become the owner of the world's largest and most comprehensive IP portfolio in the field of QR.

Placement of 68.75 Million Fully Paid Ordinary Shares

In February 2006, the Company finalised a placement of 68.75 million fully paid ordinary shares to raise $5.5 million. The shares were issued at a price of 8 cents per share to a range of sophisticated and other wholesale investors. The funds raised will be used for the Company's investment in US-based Spectrum San Diego Inc. (as announced to ASX on 28 October 2005) and for general working capital purposes.

Acquisition of up to 27.4% of Spectrum San Diego Incorporated

On 21 February 2006, the Company announced that, through its wholly-owned subsidiary QRSciences Corporation, it has finalised a transaction for the acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum).

Terms of the agreement include the acquisition of preferred Spectrum stock for a combined cash and equity payment of US$2.6 million (of which an amount of US$916,000 has since been paid) with an option to buy all the outstanding common stock on or before February 18, 2009.

Spectrum is based in San Diego, California and specializes in the design and commercialisation of electronic imaging and instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras. The group has expertise in X-ray physics, digital signal processing, X-ray sources and detectors, analogue and digital electronics and system integration.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of QRSciences Holdings Limited:

1. The financial statements and notes, as set out on pages 7 to 24:

   (a) comply with the Accounting Standards AASB 134: Interim Financial Reporting and the Corporations Regulations; and

   (b) give a true and fair view of the economic entity's financial position as at 31 December 2005 and of its performance for the half year ended on that date.

2. In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 16th day of March 2006 at Perth, Western Australia.



K Russeth
DIRECTOR

MOORE STEPHENS

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LTD

SCOPE

The financial report and Directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements for the consolidated entity comprising both QRSciences Holdings Ltd (the Company) and the entities it controlled during the half year, and the Directors' declaration, for the Company, for the half year ended 31 December 2005.

The Directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the Company, and in order for the Company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of Company personnel, and
- analytical procedures applied to financial data.

A review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls. Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence
We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the Directors of the Company a written Auditor's Independence Declaration.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity QRSciences Holdings Ltd and the entities it controlled during the for the half year ended 31 December 2005 is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Neil Pace

NEIL PACE
PARTNER

Moore Stephens

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 16th day of March 2006

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**17/03/06**
Document Ref:	**284**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 10 March 2005 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 17 March 2006

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/03/06**
Document Ref:	**285**
Release Time:	**Immediate**
Subject:	**Release of Escrow**

QRSciences
Holdings Limited

22 March 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued on the 30 March 2005 will be released from escrow on 1 April 2006.

- 400,000 fully paid ordinary shares.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

6 March 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of February, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 February to 28 February 2006.

Doc Date	Headline	Pages
02/03/06	Appendix 3B	9
02/06/06	QRSciences Option Over Core Intellectual Property Portfolio	4
02/06/06	Section 708A(5) Notice	2
02/09/06	QRSciences to Finalise ASIC Notice	2
02/17/06	Section 708A(5) Notice	2
02/22/06	Spectrum Overview	20

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**03/02/06**
Document Ref:	**275**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

3 February 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Please see attached an Appendix 3B in relation to the issue of 16,912,500 Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,912,500 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue pursuant to placement to acquire a stake in Spectrum San Diego Inc. and to raise working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	314,752,361** *(** 12,833,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 February 2006

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**06/02/06**
Document Ref:	**276**
Release Time:	**Immediate**
Subject:	**QRSciences Option Over Core Intellectual Property Portfolio**

QRSciences

Holdings Limited

QRSCIENCES OPTION OVER CORE INTELLECTUAL PROPERTY PORTFOLIO

Advanced technology developer, QRSciences (ASX: QRS), has taken a major step in an effort to build upon its core asset by acquiring an option to purchase 14 patent families linked to the emerging technology Quadrupole Resonance (QR).

QR uses radio waves to identify the chemical composition of a range of crystalline compounds including those present in a number of explosives and narcotics.

QRS has positioned itself to become a toll-booth for QR commercialisation efforts in several key markets around the world, including the United States, Canada, Israel, the United Kingdom, Western Europe, Australia and parts of Asia.

QRS presently licenses QR technology to Rapiscan, L-3 and Lockheed Martin for use in the Homeland Security market and is in ongoing negotiations to extend licensing arrangements to other customers and commercial enterprises practicing QR in various fields.

The option agreement is with BTG International Limited (LSE: BGC), a London-based medical innovations company and QRSciences' third largest shareholder. Following an acquisition of the patents QRS would become the owner of the world's largest and most comprehensive IP portfolio in the field of QR.

Louise Makin, BTG's Chief Executive Officer, said:

"We believe QRSciences is in the best position to maximize revenues from these assets over the longer term by selling and continuing to develop products and licensing third parties."

Kevin Russeth, QRSciences' Chief Executive Officer, added:

"The BTG portfolio is a core asset in the QR landscape and ownership rights put us in a significantly stronger commercial position than we would have with similar licensing and leasing arrangements."

"The option gives QRSciences and our customers greater flexibility in the commercial marketplace and an opportunity to create a new revenue stream from licensing the BTG portfolio direct. Ultimately a value building exercise for shareholders."

Under the agreement with BTG, QRSciences will make an immediate payment of US $0.5 million and, if the option is exercised, will add 14 core patent families to its existing proprietary portfolio of 19 patents and patent applications giving it 33 patents and patent applications in total. The combined portfolio will constitute the largest and most comprehensive portfolio in this field.

Developed over the past 15 years at King's College London, BTG's 14 patent families are complementary to QRSciences' existing QR patents. In 2002, BTG granted QRSciences a worldwide exclusive license to the patents in the area of explosive and narcotic detection. QRS continues to maintain that license.

QRSciences along with General Electric's business unit, Quantum Magnetics, are the industry leaders in QR (also known as NQR and Zero-Field NMR) based explosive detection. Both organizations are actively developing commercial equipment and technology and have undergone testing and evaluation by regulators around the world including the U.S. Transportation Security Administration, an agency of the U.S. Department of Homeland Security.

Merck Sharp Dohme, AstraZeneca, Dupont, SpinLock, the U.S. Naval Research Laboratory, U.S. Department of Defence "DOD", U.K. Defence Science & Technology Laboratory "DSTL" and a handful of universities, including Penn State University and King's College London and privately funded research groups around the world in Russia, Slovenia, China and Argentina are also conducting research in the area.

QRSciences' option will expire late in the first quarter of 2006 with the remaining terms of the option arrangement remaining confidential and commercially sensitive. The Company will continue to update the market as and when developments occur.

ABOUT BTG:

BTG (LSE:BGC) acquires rights to early stage pharmaceuticals and other medical technologies from a global network of corporations, universities and research institutions. The Company applies resources including finance, intellectual property and project management skills to fund and manage outsourced pre-clinical and clinical development programs. BTG then commercialises the technologies by licensing to pharmaceutical or medical device companies, or by creating companies to exploit them. The Company is also commercialising a range of technologies in the internet and telecommunications areas. BTG's pipeline comprises around 50 assets at varying stages of development, contributing to an increasing range of products marketed by licensees. BTG operates from London, Philadelphia and Tokyo.

Visit: www.btgplc.com

CONTACTS

BTG
Andy Burrows, Director of Investor Relations
+44 (0)20 7575 1741

Financial Dynamics
Ben Atwell
+44 (0)20 7831 3113

ABOUT QRSCIENCES:

The Company is a developer of advanced technologies and a world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio waves to detect and positively identify a wide range of materials.

The company conducts research, designs, develops and sells systems, sub-systems, components, and software for commercial and security related applications which include explosive and narcotic detection, metal detection and imaging, non-destructive testing, quality control and assurance in chemical and pharmaceutical manufacturing, mineral and material assay and lab instrumentation.

QRSciences Holdings Limited's headquarters are in Perth, Western Australia with a wholly owned subsidiary, QRSciences Co., based in San Diego, California.

For further information visit: www.qrsciences.com

Ends/

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**06/02/06**
Document Ref:	**277**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 31 January 2005 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

    (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

    (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 6 January 2006

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**09/02/06**
Document Ref:	**278**
Release Time:	**Immediate**
Subject:	**QRSciences to Finalise ASIC Notice**

QRSciences
Holdings Limited

QRSciences to Finalise ASIC Notice

QRSciences Holdings Limited (ASX:QRS) advises that it plans to finalise an Australian Securities Investment Commission (ASIC) dispute relating to an Infringement Notice issued by ASIC to QRS. The issue relates to the timing of an announcement that QRS made to the market regarding the underwriting of expiring options in January 2005.

ASIC maintain that Ord Minnett's withdrawal from an underwriting commitment with QRS should have been made available to the market on 31 January 2005.

QRS contends that due to various matters, in particular uncertainty created by investors who had committed to take-up part of the option shortfall (which was a terminating condition of the Ord Minnett underwriting agreement), that it was not in a position to make an announcement to the market on 31 January 2005.

QRS has received legal advice from Freehills that it did not contravene its continuous disclosure obligations as alleged on 31 January 2005 and that expert evidence adduced on behalf of ASIC was inconsistent with any such finding and that the evidence was to the effect that a reasonable person would have expected the information to have been disclosed to the Australian Stock Exchange (ASX) as soon as possible after 31 January 2005, not on 31 January 2005.

The Infringement Notice gives QRS the option to accept a penalty from ASIC and to pay $33,000 or to ignore the Notice and argue the matter further with ASIC in the courts.

QRS is a growing development company with limited revenue and financial resources. Given that the costs of defending the matter in a court would likely exceed the $33,000 fine and be an ineffective use of company funds, QRS has made a commercial decision to pay the penalty and maintain its focus on growing its business.

The issue of the Notice, and the subsequent compliance with it, is not an admission of liability by QRS and cannot be regarded as a finding that QRS has contravened its continuous disclosure obligations under ASX Listing Rules and the Corporations Act 2001.

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**17/02/06**
Document Ref:	**279**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 10 February 2006 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 17 February 2006

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/02/06**
Document Ref:	**280**
Release Time:	**Immediate**
Subject:	**QRSCIENCES COMPLETE SPECTRUM SAN DIEGO TRANSACTION**

QRSciences
Holdings Limited

QRSCIENCES COMPLETE SPECTRUM SAN DIEGO TRANSACTION

21 February, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK), a developer of advanced sensor and detection technology announced today that, through its wholly-owned subsidiary QRSciences Corporation, it has finalised a transaction for the acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum).

Terms of the agreement include the acquisition of preferred Spectrum stock for a combined cash and equity payment of US$2.6 million with an option to buy all the outstanding common stock on or before February 18, 2009. The Company will gain various preferential and protective rights customary for an investment of this nature including the right to appoint a nominee to the Spectrum board of directors, initially Mr. Kevin Russeth, QRSciences' Chief Executive Officer.

Spectrum is based in San Diego, California and specializes in the design and commercialisation of electronic imaging and instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras. The group has expertise in X-ray physics, digital signal processing, X-ray sources and detectors, analogue and digital electronics and system integration.

QRSciences plan to relocate their US based staff to Spectrum's facility in San Diego.

Simon Bedford, VP Business Development of QRSciences said "Both companies share a common business model based on the development and commercialisation of cutting edge technology with cost offset through contract research, grants and outsourced engineering services. Collocation of our product development and engineering teams will drive growth through the creation of integrated devices based on the well known synergies of our existing QR, X-ray, metal detection and imaging technologies plus allow us to address a wider range of emerging opportunities from a broader combined engineering base."

Kevin Russeth, Chief Executive Officer of QRSciences added "We share many of the same government and private customers for both product sales and R&D funding and both groups are highly regarded in the security and detection industry. We feel these same customers will look on this new partnership very favourably enhancing marketing and sales efforts and creating new business opportunities in North America. The collaboration will also create economies of scale across the businesses and augment the engineering and design capability in both Australia and San Diego."

Dr. Steven Smith, President and Founder of Spectrum commented "Along with the exciting new product opportunities, QRSciences investment provides working capital for Spectrum to build its range of SentryScope surveillance products, increasing market penetration and building on the early success of over 100 units sold worldwide to date. We are also looking forward to the imminent market introduction of our CastScope X-ray equipment used for screening plaster casts and prosthetics. The CastScope was developed under funding from the US Transportation Security Administration (TSA) and is shortly to commence initial field trials at an undisclosed location in the United States.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary, QRSciences Corporation, based in San Diego, California.

The company designs and develops systems, sub-systems, components and software for security related applications. QRSciences is a developer of advanced technology and a leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials, and also in metal detection and imaging. Applications for the technologies include explosives, narcotics and weapons detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information about QRSciences visit: http://www.qrsciences.com

About Spectrum:

Founded in 1998, Spectrum San Diego, Inc is a product development group specialising in the design of electronic imaging systems and instrumentation. The Company's founder and president is Dr. Steven Smith a noted expert in electronics design, X-ray imaging and Digital Signal Processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts focused on two branded products, SentryScope and CastScope; and ongoing funded research and development projects.

Over the last seven years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, Transportation Security Administration, United States Air Force, InVision Technologies, Rapiscan Security Products and others.

For more information about Spectrum please visit: http://www.spectrumsdi.com or http://www.sentryscope.com

SPECTRUM
San Diego, Inc.

Company History

- Operations started in April 1998
- Spin-off of Nicolet Imaging Systems
- 5 Senior Engineers, Office Manager
- Engineering and R&D
  - Instrumentation Electronics
  - Digital Signal Processing
  - X-ray systems

Sentry*Scope* Management

- Steve Smith, President/Technical Director
  - Ph.D. Electrical Engineering; MS Physics
  - 15 years experience developing imaging products
- Rich Helstrom, VP for Sales/Marketing
  - MBA, BS Computer Science
  - 14 years experience marketing; 10 years software
- Rick Wagner, Director of Operations
  - BA Business Administration
  - 16 years experience- manufacturing, service

Business Strategy

- Support ourselves on Private Contracts and Government Grants, until…
- Develop and Market a key product of our own.

Grants and Contracts: 1998-2005

- 7 Private Contracts: $1,700,000
- 6 Government Grants: $2,100,000

Spectrum Products

- Sentry*Scope*
- Cast*Scope*







Bone Densitometry
Personnel Security Screening
Before Spectrum San Diego...
PCB Inspection
Digital Signal Processing
SEARCH INSIDE!
Digital Signal Processing
30% off

Airport Baggage Scanner

- $650,000 contract from a private company





SECURE 1000

- Designed by SSDI engineers at a previous company
- SSDI awarded $500,000 contract for support/upgrades




The SERIES 2000
Fixed-Site Cargo Scanners

Truck Scanning LINAC

- Spectrum designed detector electronics
- Revolutionary new approach
  - Over-sampling ADC on each channel
  - All else digital (integrate, multiplex, calibrate)
- 10x performance (noise, drift, dynamic range)

X-ray Microscope



- $470,000 Grant from NSF
- 6-10 times higher resolution than previous x-ray detectors
- Status: Laboratory prototype

ELECTRONIC DEVICE BEING INSPECTED





Interrupted-Fan-Beam Imaging


(12) United States Patent
Smith

(10) Patent No.: US 6,269,142 B1
(45) Date of Patent: Jul. 31, 2001

(54) INTERRUPTED-FAN-BEAM IMAGING

ABSTRACT

19 Claims, 5 Drawing Sheets

50
52
54
56
58
60
62
64
66
68
70
72
74

- New imaging technique
- Adds *Backscatter* to *Linescan*
- JV with Rapiscan 1998-2000
- Spectrum now holds full rights
- U.S. Patent 6,269,142
- R&D complete; ready for product engineering

Car*Scan*



- $100k car scanner: drugs, bombs, & persons
- SECURE 1000 dose levels (< 10 uRem)
- New dual-energy technique 
  - Simulations: Detect kg quantities through 1 cm steel
- Status: Simulations done- needs prototype verification

Sentry*Scope*

- Revolutionary new type of Surveillance Camera
- A Spectrum San Diego Product from Start to Finish

  Invention → Design → Manufacturing → Sales
- On market 24 months
- Over 120 units sold



Ordinary CCTV


320 pixels
240 pixels


PELCO

PTZ Camera

+



Security Guard

- Current solution: PTZ camera + Security Guard
- Problems with this approach:
  - Manpower is expensive
  - Recorded video misses key information
  - VCR tape storage: poor image quality, inconvenient review

Sentry*Scope*


10,240 pixels
2048 pixels

Linescan Sensor + Scanning Mirror + PC

Sentry*Scope* Key Features

- Ultra-high Resolution
  - Up to 21 million pixels per image
  - 250 times better than ordinary CCTV
- Wide Field of View- a full 90 degrees
  - 2-3 times better than ordinary CCTV
- All Digital Technology
  - No degradation during transmission/storage
  - Advanced computer image enhancement

Future Sentry*Scope* Modifications

- Sentry*Scope* 360
- Fast-Color- Overlay
  (1920 x 1080 pixels, color, 10 fps)

Cast*Scope*

- TSA project FALCON- $500k
- Problem: metal concealed in casts
- Two prototypes delivered Oct 2005
- Airport field trials expected in 60 days

CastScope™ — Inspect Casts and Bandages for Hidden Threats







Explosives



Metal